

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Mr. Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-Cho, Toyota City
Alchi Prefecture 471-8571
Japan

> Re: **Toyota Motor Corporation**
> **Form 20-F For Fiscal Year Ended March 31, 2010**
> **Filed June 25, 2010**
> **File No. 01-14948**

Dear Mr. Cho:

We have reviewed your response letter dated December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will amend your Form 20-F in response to comment one and revise your document in future filings and provide any requested information in response to comments two and three. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2010

Item 5. Operating Financial Review and Prospects
5.A Operating Results, page 51

1. Refer to your responses to our prior comments 1, 8 and 9. We note you believe that the four recalls in fiscal 2010 aggregating ¥89.0 billion and the warranty extension and service campaign related to Tacoma pickup trucks in North America of ¥130.0 billion in fiscal 2009 were not material to the respective years based on the relation of these costs to total costs and expenses of the respective years. As a result, you do not believe that separate disclosure (or aggregate quantification) of these matters was warranted in the Form 20-F for 2010.

   However, for fiscal 2009, the costs of the Tacoma pickup truck matter are 28.2% of operating loss, 23.2% of loss before income taxes and equity in earnings of affiliated companies, and 24.7% and 26.1% of net loss and net loss attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate. For fiscal 2010, the aggregate costs of the four recalls in 2010 are 60.3% of operating income, 30.5% of income before income taxes and equity in earnings of affiliated companies, and 22.6% and 26.4% of net income and net income attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate. Additionally, the increase of ¥32.4 billion in 2010 in total costs for recalls and other safety measures, exclusive of the effect of the change in estimate for future recalls and other safety measures and the costs of the four recalls in fiscal 2010, and exclusive of the Tacoma pickup matter in fiscal 2009, is 22.0% of operating income, 11.1% of income before income taxes and equity in earnings of affiliated companies, and 8.2% and 9.6% of net income and net income attributable to Toyota Motor Corporation, respectively, after tax based on the reported effective tax rate.

Therefore, we believe these matters were material to your results of operations. Based on guidance in Item 303(A)(3)(i) of Regulation S-K, Instruction 4 to Item 303(A), and section 501.04 of the Codification of Financial Reporting Releases, we believe that each of these material issues should have been prominently disclosed and quantified. Specifically Item 303(A)(3)(i) of Regulation S-K requires disclosure of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, the extent to which income was so affected.

Based on the foregoing, please amend your Form 20-F for fiscal year ended March 31, 2010 to disclose within Item 5.A Operating Results the amount of: (1) the aggregate of the four recalls in fiscal 2010 of ¥89.0 billion, (2) the increase in fiscal 2010 in the charges for general recalls and other safety measures of ¥32.4 billion, accompanied by sufficient explanation for the increase, and (3) the warranty extension and service campaign related to Tacoma pickup trucks in North America in fiscal 2009 of ¥130.0 billion. We also believe that you should include in your amended filing the expanded disclosure in regard to the for recalls in fiscal 2010 indicated in your response to comment 1 of your letter to us dated October 15, 2010, with similar robust disclosure in regard to the warranty extension and service campaign related to Tacoma pickup trucks in North America. Given an expected high level of interest to investors in these matters, we also believe you should present in your amended filing a roll forward schedule of the amounts recorded for each of the aggregate of the four recalls in fiscal 2010 and warranty extension and service campaign related to Tacoma pickup trucks in North America for clarity to investors' understanding of these matters. If any of the four recalls in fiscal 2010 are considered to be individually material, please provide separate disclosure of each sufficient for a full understanding by investors.

2. You disclose on pages 2, 9, and elsewhere in your Form 20-F that you operate in Latin America, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. On your website you identify Golden Arrow Co. Ltd. and Al

Saady Co. as distributors of your vehicles in Sudan and Syria, respectively.   We are aware of news reports indicating that you sold cars in Iran until June 2010, and that your affiliate, Toyota Tsusho Corporation, has an Iranian subsidiary, Tomen Iran Ltd., and purchases 50,000 barrels of crude oil daily from Iran. It also appears from public information that your cars are available for rental in Cuba.

Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include any information about contacts with those countries in your Form 20-F. Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letters to us dated November 6, 2006 and January 26, 2007. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

3. Please discuss in your response the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief